UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 002-26821

A.  Full Title of Plan:  Brown-Forman Corporation Savings Plan

B.  Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Brown-Forman Corporation

850 Dixie Highway

Louisville, Kentucky  40210

Brown-Forman Corporation Savings Plan

Plan #006 EIN #61-0143150

Financial Statements

December 31, 2012 and 2011

Supplemental Schedule

December 31, 2012

Brown-Forman Corporation Savings Plan
Index
December 31, 2012 and 2011

Page(s)

Report of Independent Auditor	2

Financial Statements

Statements of Net Assets Available for Benefits,
December 31, 2012 and 2011	3

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012	4

Notes to Financial Statements	5-13

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2012	14

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's
Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Auditor

To the Participants and Administrator of the
Brown-Forman Corporation Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Corporation Savings Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) at December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Louisville, Kentucky
June 25, 2013

Brown-Forman Corporation Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Investments, at fair value	$ 326,042,670	$ 80,056,980

Employer contributions receivable	1,887,202	1,766,247

Participant contributions receivable	312,481	276,686

Other receivables	333,561	-

Notes receivable from participants	2,845,877	2,593,691

Net assets available for benefits at fair value	331,421,791	284,693,604

Adjustment from fair value to contract value for
interest in collective trust relating to fully
benefit-responsive investment contracts	(421,537)	(361,549)

Net assets available for benefits	$ 331,000,254	$ 284,332,055

The accompanying notes are an integral part of the financial statements.

Brown-Forman Corporation Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012

Additions
Contributions
Employer	$ 8,164,920
Participants	13,779,031
Rollovers	766,312
Total contributions	22,710,263

Interest income	296,131
Dividend income	7,041,055
Interest income on notes receivable from participants	115,426
Net appreciation in fair value of investments	35,204,324
Other	90,174
Total additions	65,457,374
Deductions
Benefit payments	(24,804,829)
Administrative expenses	(40,792)
Total deductions	(24,845,621)

Net increase before transfers (to) from other plans	40,611,753
Transfer from Winery Plan (See Note 1)	5,490,199
Transfers from Company Sponsored Plans (See Note 1)	566,247

Net assets available for benefits
Beginning of year	284,332,055

End of year	$ 331,000,254

The accompanying notes are an integral part of the financial statements.

Brown-Forman Corporation Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

1.	Description of Plan

The sponsor of the Brown-Forman Corporation Savings Plan (the Plan), Brown-Forman Corporation (the Company or the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Company's operations include the production, importing, and marketing of wines and distilled spirits.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

General

The Plan is a defined contribution plan covering substantially all salaried employees of the Company as well as salaried and nonunion hourly employees of the Company’s subsidiaries who are not members of a collective bargaining unit, including, effective December 31, 2012, all employees of Sonoma Cutrer Vineyards. An employee becomes eligible to participate in the Plan on their employment commencement date.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective December 31, 2012, the assets of the Brown-Forman Winery Operations Savings Plan (the “Winery Plan”), including investments of $5,353,650 and notes receivable of $136,549, merged into the Brown-Forman Corporation Savings Plan.  All participant account balances were transferred from the Winery Plan to this Plan.  The Winery Plan’s provisions are consistent with the Plan.  The former Winery Plan participants maintained their vesting schedule after the merger.  The merger is reflected on the Statement of Changes in Net Assets Available for Benefits in “transfers from Winery Plan.”

Effective February 23, 2012, salaried and non-union hourly employees of Magnolia Investments, Inc., a subsidiary of the Company,  adopted this plan for the benefit of its eligible employees.

Contributions

Non-highly compensated employees may contribute to the Plan between 1% and 50% of their annual compensation.  For the years ended December 31, 2012 and 2011, highly compensated employees could contribute between 1% and 16% of their annual compensation.  Employee contributions are not to exceed the Section 402(g) Internal Revenue Code (the IRC) limitation for the calendar year of $17,000 for 2012 and $16,500 for 2011.  Newly hired employees, including those at Sonoma Cutner Vineyards,  and employees who have not completed a salary reduction form will be automatically enrolled in the plan at a 5% effective deferral of their compensation unless they indicate a desire not to make contributions or elect to enroll at a different percentage.  New employees may transfer assets from their former employers’ qualified plans to the Plan.

Eligible participants who have attained age 50 before the close of the plan year may make catch-up contributions in an amount of 1% to 50% of the employee’s compensation, subject to the limitations of the IRC.

Participants are eligible to receive the Company's matching contribution on the employee's employment commencement date.  The Company’s matching contribution is equal to 100% of the participant’s elective deferral up to 5% of the participant’s annual compensation.

Each participant's account is credited with the participant's contribution and an allocation of (i) the Company's matching contribution on a quarterly basis, and (ii) plan earnings on a daily basis.    Allocations are based on the participants' contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Internal Revenue Service and the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $50,000 or (ii) 100% of the participant's compensation in the plan year. Additional maximum limits exist if the participating employee also participates in a qualified defined benefit plan maintained by the Company.

Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers participants several different investment choices, including mutual funds, a common collective trust fund and Brown-Forman Corporation Class B common stock in the ESOP component of the Plan.

Vesting

Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company's contributions and earnings thereon is 25% per year of continuous service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability.

Withdrawals

Upon termination of service, a participant can elect to transfer his vested interest in the Plan to a qualified plan of his new employer, roll over his funds into an Individual Retirement Account (IRA), or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. Withdrawals of investments in Brown-Forman Class B common stock may be taken in the form of Brown-Forman Class B common stock or cash. If the vested account balance is $1,000 or less, an automatic lump sum distribution will be made. If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA with Fidelity Management Trust Company (Fidelity), the trustee and related entity of the recordkeeper as described in the Plan.  In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. A participant may also withdraw their vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service.  The participant’s contributions shall be suspended for six months after the receipt of a hardship distribution.

Effective January 1, 2013, an In-Service withdrawal provision was added to the Plan to allow those active employees age 59 ½ or older to take a distribution from the Plan.

Notes Receivable from Participants

A participant may request permission from the plan administrator to borrow a portion of such participant’s vested accrued benefit under the Plan. Loans are generally limited to the lesser of $50,000 or 50% of the vested account balance. Loans must bear a reasonable rate of interest, be secured by the balance in the participant’s account, and be repaid within five years. Interest rates are fixed and are equal to the prime rate plus one percent as determined by the prime rate in effect during the month prior to the loan.  Principal and interest are paid ratably through payroll deductions.  Participants do not share in the earnings from the Plan’s investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the applicable participant’s account. The interest rates on outstanding loans ranged from 4.25% to 8.50% at December 31, 2012 and from 4.25% to 9.5% at December 31, 2011.

Forfeited Accounts

Forfeited balances of terminated participants' non-vested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used for other Company contributions, as defined in the plan document, or effective January 1, 2011,  used to pay administrative expenses of the Plan. The remaining forfeitures, if any, shall be used to reduce Employer matching contributions. The unused forfeited balances totaled $66,928 and $6,234 at December 31, 2012 and 2011, respectively.  Forfeited amounts of $88,500 were used to reduce Company contributions in 2012.

Employee Stock Ownership Plan

Effective September 1, 2010, the Plan was amended to incorporate a participant directed Employee Stock Ownership Plan (ESOP).  The conversion of the previous Company Stock Fund to an ESOP provides participants the option of having cash dividends payable on shares of Company Class B common stock held in the ESOP either paid directly to the participant in cash or reinvested in the ESOP.

Transfers (to) from Company Sponsored Plans

The Plan permits the transfer of participant account balances to (from) other Company sponsored plans as participants experience changes in employment status.  As a result, $566.247 of Plan assets were transferred to the Plan from other Company sponsored plans during 2012.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value.  The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or more advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Registered Investment Companies (mutual funds):
Shares of mutual funds are valued at the net asset value (“NAV”)  of shares held by the Plan at year end based on the quoted market value of the underlying assets on the last day of the year.  These funds are registered with the Securities and Exchange Commission and are deemed to be actively traded.

Common Stock:
The Brown-Forman Class B Company Stock Fund (ESOP) is comprised of Brown-Forman Corporation Class B Common shares, which are valued at the quoted closing market price.  The value of a unit reflects the market value of the underlying Sponsor stock.

Common Collective Trust:
The Plan's interest in the Fidelity Managed Income Portfolio (a common collective trust) is valued at the NAV per unit as determined by the collective trust as of the valuation date, which approximates fair value.  The underlying assets primarily consist of fixed income securities or bond funds.  They are valued on the basis of the relative interest of each participating investor at the fair value of the underlying assets.  The NAV is used as a practical expedient to estimate fair value.  This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.  Redemptions made to another investment option by a participant may be made on any business day, provided the exchange is not directed into a competing fund (money market fund or other fixed income funds).  Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur.  The investment may be subject to redemption restrictions, at the trustee's discretion, to the extent it is determined such actions would disrupt management of the fund.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common collective trust.  Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. Fair value represents the net asset value of the underlying assets of the common collective trust.  As required, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Certain events could limit the ability of the Plan to transact at contract value with the financial institution issuers.  Specifically, withdrawals or investment exchanges prompted by an employer-initiated event, such as withdrawals resulting from the sale of a division of the Plan Sponsor of a participating Plan, a corporate layoff or early retirement program, change(s) in the investment options of a participating Plan, or termination or partial termination of a participating Plan, may be paid at fair value, which may be less than contract value, or may be subject to a contract charge or penalty.

Money Market Fund:
The Plan's interest in the Retirement Money Market Portfolio (money market fund) is valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value.  The Retirement Money Market Portfolio is a fund of the Fidelity Money Market Trust (the "Trust") and is authorized to issue a number of shares.  The Trust is registered under the Investment Company Act of 1940 as an open ended management investment company.  There are no unfunded commitments with respect to this investment, however, the investment may be subject to redemption  restrictions, at the trustee's discretion, to the extent it is determined such actions would disrupt management of the fund.

The Plan presents in the accompanying statement of changes in net assets available for benefits the net appreciation or depreciation in the value of its investments which consists of the realized gains or losses, the unrealized appreciation or depreciation on those investments, and capital gain distributions.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

Notes Receivable from Participants

Notes receivable from participants are valued at the outstanding principal balance plus accrued interest. Interest income is recorded on the accrual basis.  No allowance for credit losses has been recorded as of December 31, 2012 or 2011.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a distribution is recorded.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ('FASB") issued Accounting Standards Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820) -- Fair Value Measurement, to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements.  ASU 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012.  The adoption of this ASU did not have a material effect on the Plan’s financial statements.

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, which provides additional disclosure requirements for offsetting and related arrangements.  These additional requirements will become effective for the year ended December 31, 2013 and are not expected to have an impact on the Plan’s financial statements.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Investment management fees, record keeping fees and other reasonable administrative expenses are charged to and paid for by the Plan. All other administrative expenses of the Plan are paid for by the Company, except for certain feesthat are paid by the participants.

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued.  Management has reviewed events occurring through June 25, 2013,  the date the financial statements were issued and no subsequent events occurred requiring accrual or disclosure that are not otherwise disclosed herein, including the subsequent Plan amendment disclosed in Note 1.

3.	Investments

The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments that represent 5% or more of Plan net assets at one or both year ends separately identified.
	December 31,
	2012		2011
	Number of		Number of
	Shares, Units		Shares, Units
	or Principal		or Principal
	Amount	Fair Value	Amount	Fair Value
Investments at fair value:
Fidelity Money Market Trust
Retirement Money Market Portfolio	25,488,181	$ 25,488,181	23,826,580	$ 23,826,580
Fidelity Managed Income Portfolio	14,308,614	14,730,151	14,297,503	14,659,052
Fidelity Growth Company Fund	663,724	61,912,133	657,531	53,135,087
Brown-Forman Corporation Class B
Common Stock	768,687	48,619,437	450,099	36,237,504
Fidelity Diversified International Fund/K	715,963	21,400,128	734,814	18,723,056
PIMCO Total Return Fund	2,693,267	30,272,325	2,416,013	26,262,065
Massachusetts Financial Services
Value Fund R4	916,405	23,230,875	934,112	20,905,418
Other investments individually less than 5%	4,868,815	100,389,440	4,483,070	86,308,218

		$326,042,670		$280,056,980

During 2012, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated/(depreciated)  in value as follows:

Mutual funds	$28,581,343
Brown-Forman Corporation Class B Common Stock	6,622,981

$35,204,324

4.	Tax Status

The Internal Revenue Service has determined, and informed the Company by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. The restated Plan document incorporating all amendments to date was filed with the Internal Revenue Service for a Determination Letter on January 31, 2011.  The Company is awaiting the IRS issuance of a new determination letter.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

 5.        Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity.  Fidelity is the trustee as described in the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain administrative costs incurred by the Plan are paid by the Sponsor.  Participant recordkeeping fees were waived by Fidelity.    In addition, other administrative services are provided by the Sponsor but not charged to the Plan.  Administrative expenses totaled $40,792 in 2012 .

During the current year, participants for the Plan were eligible to invest in Brown-Forman Class B common stock through the ESOP. Purchases and sales of $14,837,562 and $9,597,732 during 2012, and $5,549,353 and $4,810,791 during 2011, respectively, of Brown-Forman Corporation Class B common stock were made from the ESOP by the Plan.

7.	Fair Value Measurements

The fair values of assets and liabilities are categorized into three levels based upon the assumptions (inputs) used to determine those values.  Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.  A description of the valuation methodologies used for assets measured at fair value is included in Note 2.  Fair value guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1 —Quoted prices in active markets for identical assets. The Plan’s investments with active markets include its investment in Brown-Forman Corporation Class B common stock as well as its investments in mutual funds which are reported at fair value utilizing Level 1 inputs. For these investments, quoted current market prices are readily available.

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets in active markets; quoted prices for identical or similar assets in markets that are not active; or inputs other than quoted prices that are observable, or that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets. The Plan has concluded that the investments in the common collective trust and money market funds represent a Level 2 valuation.

Level 3 — Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets.  There are no investments in the Plan that represent a level 3 valuation.

There have been no changes in the valuation methodologies used at December 31, 2012 and 2011. The following table represents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2012:

		Fair Value Measurements at December 31, 2012

		Quoted Market	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
Large cap	$ 105,122,477	$ 105,122,477	$ -	$ -
Mid cap	27,531,286	27,531,286	-	-
Small cap	6,735,678	6,735,678	-	-
International	23,234,733	23,234,733	-	-
Blended fund	44,307,674	44,307,674	-	-
Income	30,272,325	30,272,325	-	-
Total Mutual funds	237,204,173

Brown-Forman Corporation Class B common stock	48,620,165	48,620,165	-	-
Money market fund	25,488,181	-	25,488,181	-
Common collective trust fund	14,730,151	-	14,730,151	-
Total Investments	$ 326,042,670	$ 285,824,338	$ 40,218,332	$ -

The following table represents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2011:

		Fair Value Measurements at December 31, 2011

		Quoted Market	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
Large cap	$ 91,714,773	$ 91,714,773	$ -	$ -
Mid cap	23,782,441	23,782,441	-	-
Small cap	7,966,213	7,966,213	-	-
International	20,393,386	20,393,386	-	-
Blended fund	35,214,966	35,214,966	-	-
Income	26,262,065	26,262,065	-	-
Total Mutual funds	205,333,844

Brown-Forman Corporation Class B common stock	36,237,504	36,237,504	-	-
Money market fund	23,826,580	-	23,826,580	-
Common collective trust fund	14,659,052	-	14,659,052	-
Total Investments	$ 280,056,980	$ 241,571,348	$ 38,485,632	$ -

Brown-Forman Corporation Savings Plan
Plan #006 EIN #61-0143150
Schedule H Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012

		Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost***	Value

	Janus Enterprise Fund I	194,043 Mutual fund shares		$12,886,429
	PIMCO Total Return Fund	2,693,267 Mutual fund shares		30,272,325
	Royce Low Priced Stock Fund	486,682 Mutual fund shares		6,735,678
	Hartford Capital Appreciation Fund	222,186 Mutual fund shares		9,636,186
	Massachusetts Financial Services Value Fund R4	916,405 Mutual fund shares		23,230,875
*	Fidelity Growth Company Fund	663,724 Mutual fund shares		61,912,133
*	Fidelity Low Priced Stock Fund/K	313,116 Mutual fund shares		12,358,700
*	Fidelity Diversified International Fund/ K	715,963 Mutual fund shares		21,400,128
*	Fidelity Freedom K Income	95,206 Mutual fund shares		1,112,005
*	Fidelity Freedom K 2000	57,185 Mutual fund shares		675,930
*	Fidelity Freedom K 2010	94,893 Mutual fund shares		1,222,221
*	Fidelity Freedom K 2020	701,171 Mutual fund shares		9,388,685
*	Fidelity Freedom K 2030	455,676 Mutual fund shares		6,251,882
*	Fidelity Freedom K 2040	347,147 Mutual fund shares		4,828,815
*	Fidelity Freedom K 2005	37,538 Mutual fund shares		474,110
*	Fidelity Freedom K 2015	356,974 Mutual fund shares		4,626,389
*	Fidelity Freedom K 2025	434,791 Mutual fund shares		5,904,459
*	Fidelity Freedom K 2035	434,426 Mutual fund shares		6,025,495
*	Fidelity Freedom K 2045	164,680 Mutual fund shares		2,320,342
*	Fidelity Freedom K 2050	87,582 Mutual fund shares		1,236,659
*	Fidelity Freedom K 2055	24,189 Mutual fund shares		240,682
*	Fidelity Money Market Trust
	Retirement Money Market Portfolio	25,488,181 Money market shares		25,488,181
*	Fidelity Managed Income Portfolio	14,308,614 Common collective trust fund units		14,308,614	**
	PNC Mid Cap Value I	67,038 Mutual fund shares		852,720
*	Spartan International Index Fund	53,518 Mutual fund shares		1,834,605
*	Spartan Extended Market Index Fund	35,913 Mutual fund shares		1,433,299
	Janus Enterprise Fund T	2 Mutual fund shares		138
*	Spartan 500 Index Fund	204,858 Mutual fund shares		10,343,283
*	Brown-Forman Corporation Class B Common Stock	768,687 shares Class B common stock		48,619,437
*	Brown-Forman Class B stock purchase account			728
*	Notes receivable from participants	Loans, interest rates ranging from 4.25% to
		8.5%, variable maturities through 2017		2,845,877

				$328,467,010

    * Party-in-interest to the Plan
  ** This represents contract value for the Fidelity Managed Income Portfolio. At Fair Value this investment is $14,730,151.
*** Cost data have been omitted for the assets listed in the above table as the assets were all participant directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown-Forman Corporation Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.

BROWN-FORMAN CORPORATION SAVINGS PLAN

BY:

/s/ Lisa Steiner

Lisa Steiner

Member, Employee Benefits Committee

(Plan Administrator)

Senior Vice President, Chief Human Resources Officer

Brown-Forman Corporation

June 25, 2013